Exhibit 99.5

UNITED STATES BANKRUPTCY COURT

DISTRICT OF HAWAII

In re	)	Case No. 03-00817
	)	Chapter 11
HAWAIIAN AIRLINES, INC.,	)
)
Debtor.	)
)

ORDER DENYING MOTION FOR
APPOINTMENT OF EXAMINER AND RELATED RELIEF

On May 14, 2003, Hawaiian Airlines, Inc., filed its Expedited Motion of Debtor for Order (I) Appointing an Examiner, Pursuant to Sections 1104(c) and 1106(b) of the Bankruptcy Code, and (II) Approving Termination of the Debtor’s Exclusive Periods, Pursuant to Section 1121(d) of the Bankruptcy Code.  BCC Equipment Leasing Corporation (“BCC”) submitted a letter (attached to its Notice of Submission, filed May 15, 2003) as a preliminary response to the motion.

On May 8 and 9, 2003, the court held an evidentiary hearing on BCC’s motion for the appointment of a chapter 11 trustee.  At the conclusion of the hearing, I took the matter under advisement so that I could review the evidence.

Hawaiian’s motion requests that the court appoint an examiner and grant certain other relief in lieu of the appointment of a trustee.  Hawaiian’s motion and BCC’s letter response are appropriately treated as post-hearing briefs on the motion for appointment of a trustee.  Therefore, no hearing on Hawaiian’s motion is necessary.

The Findings of Fact and Conclusions of Law Regarding Motion for Appointment of Trustee explain why a trustee should be appointed.  Hawaiian’s proposal does not adequately address the problems described in the findings of fact and conclusions of law.  The appointment of a trustee will not have the dire consequences which Hawaiian predicts.  To the contrary, the appointment of a qualified and disinterested trustee to lead Hawaiian’s capable management team and dedicated employees will increase Hawaiian’s chances of a swift and successful reorganization.

THEREFORE, IT IS HEREBY ORDERED that the motion is DENIED.

Dated: Honolulu, Hawaii,	May 16 2003

/s/ Robert J. Faris
Robert J. Faris
United States Bankruptcy Judge